GERDAU AMERISTEEL CORPORATION

Toronto, ON, April 9, 2003 — Gerdau Ameristeel Corporation (TSX: GNA.TO) announced today that its 2002 Annual Report has been posted online and is available to analysts, investors, media and the general public at www.gerdauameristeel.com. Gerdau Ameristeel is in the process of mailing its Annual Report to shareholders, along with its annual meeting proxy materials.

About Gerdau Ameristeel

Through a combined network of 11 mills with annual manufacturing capacity in excess of 6.8 million tons of finished steel products, Gerdau Ameristeel services long product and flat rolled customers throughout the eastern half of North America. Gerdau Ameristeel’s mini-mills are vertically integrated with 13 scrap recycling facilities, and 27 downstream businesses that produce specialty steel products and fabricated steel mainly for use in the construction and industrial markets. Gerdau Ameristeel has approximately 198 million common shares outstanding and the shares are traded on the Toronto Stock Exchange under the symbol GNA.TO. For additional financial information and investor information, including financial statements, visit www.gerdauameristeel.com

For more information please contact:
Phillip E. Casey	Tom J. Landa
President & CEO	Chief Financial Officer
Gerdau Ameristeel	Gerdau Ameristeel
(813) 207-2225	(813) 207-2300
pcasey@gerdauameristeel.com	tlanda@gerdauameristeel.com